Exhibit 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of our capital stock is intended as a summary only and therefore is not a complete description of our capital stock. This description is based upon, and is qualified by reference to, our second amended and restated certificate of incorporation (the “Amended Certificate”), our second amended and restated bylaws (the “Amended Bylaws”) and applicable provisions of Delaware corporate law. You should read our Amended Certificate and Amended Bylaws, which are filed as exhibits to our Annual Report on Form 10-K, to which this exhibit is also appended.

Our authorized capital stock consists of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock.

Common Stock

Our Amended Certificate authorizes the issuance of up to 100,000,000 shares of our common stock. All outstanding shares of our common stock are validly issued, fully paid and nonassessable.

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. A majority vote of the shares present in person or represented by proxy and entitled to vote on the subject matter is required for the holders of our common stock to take action on all matters (except for election of directors (as discussed below)), except as otherwise required by law, our Amended Certificate or our Amended Bylaws. Our Amended Certificate does not provide for cumulative voting in the election of directors. The holders of our common stock will receive ratably any dividends declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of or provision for any liabilities.

Preferred Stock

Under the terms of our Amended Certificate, our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Registration Rights

The holders of 7,077,366 shares of our common stock are entitled to rights with respect to the registration of these securities under the Securities Act of 1933, as amended (the “Securities Act”). These rights are provided under the terms of our investors’ rights agreement, effective as of September 17, 2019 (the “IRA”). The IRA includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

Beginning on May 6, 2020, the holders of 7,077,366 shares of our common stock are entitled to demand registration rights. Under the terms of the IRA, we will be required, upon the written request of at least 50% of the holders of the registrable securities, including either OrbiMed Israel Partners II, L.P. or OrbiMed Private Investments VI, LP, provided that the anticipated aggregate offering price is at least $10 million, to file a registration statement on Form S-1 and use commercially reasonable efforts to effect the registration of these shares for public resale. The right to have such shares registered on Form S-1 is further subject to other specified conditions and limitations.

Piggyback Registration Rights

Pursuant to the IRA, if we register any of our common stock either for our own account or for the account of other security holders, the holders of registrable shares party to the IRA are entitled to include their shares in the registration, subject to certain marketing and other limitations. We may terminate or withdraw any registration initiated before the effective date of such registration in our sole discretion.

Form S-3 Registration Rights

Pursuant to the IRA, if we are eligible to file a registration statement on Form S-3, upon the written request of at least 10% of the holders of registrable securities to sell registrable securities at an aggregate price of at least $5 million, we will be required to use commercially reasonable efforts to effect a registration of such shares. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Anti-Takeover Effects of Our Amended Certificate, Amended Bylaws and Delaware Law

Our Amended Certificate and our Amended Bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

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Issuance of undesignated preferred stock: Under our Amended Certificate, our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to make it more difficult to attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

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Classified board: Our Amended Certificate establishes a classified board of directors consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. This provision may have the effect of delaying a change in control of our board of directors.

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Election and removal of directors and board vacancies: Our Amended Bylaws provide that directors will be elected by a plurality vote. Our Amended Certificate and Amended Bylaws also provide that our board of directors has the right to increase or decrease the size of the board and to fill vacancies on the board. Directors may be removed only for cause by the affirmative vote of the holders of at least 66 2⁄3% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Only our board of directors is authorized to fill vacant directorships. In addition the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of the directors then in office. These provisions prevent stockholders from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

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Requirements for advance notification of stockholder nominations and proposals: Our Amended Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors that specify certain requirements as to the timing, form and content of a stockholder’s notice. Business that may be conducted at an annual meeting of stockholders will be limited to those matters properly brought before the meeting. These provisions may make it more difficult for our stockholders to bring matters before our annual meeting of stockholders or to nominate directors at annual meetings of stockholders.

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No written consent of stockholders: Our Amended Certificate provides that all stockholder actions be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our Amended Bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

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No stockholder ability to call special meetings: Our Amended Certificate and Amended Bylaws provide that only a majority of the members of our board of directors then in office may be able to call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

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Amendments to certificate of incorporation and bylaws: Any amendment to our Amended Certificate will be required to be approved by a majority of our board of directors as well as, if required by law or the Amended Certificate, a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of provisions to board classification, stockholder action, certificate amendments, and liability of directors must be approved by not less than 66 2⁄3% of the outstanding shares entitled to vote on the amendment, voting together as a single class. Any amendment to our Amended Bylaws must be approved by either a majority of our board of directors or not less than 66 2⁄3% of the outstanding shares entitled to vote on the amendment, voting together as a single class.

These provisions are designed to enhance the likelihood of continued stability in the composition of our board of directors and its policies, to discourage certain types of transactions that may involve an actual or threatened acquisition of us and to reduce our vulnerability to an unsolicited acquisition proposal. We also designed these provisions to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also reduce fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner.

Choice of Forum

Our Amended Certificate requires that the Court of Chancery of the State of Delaware be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty owed by any director, officer or other employee to us or our stockholders; (3) any action asserting a claim against us or any director or officer or other employee arising pursuant to the Delaware General Corporation Law, our Amended Certificate or Amended Bylaws; or (4) any action asserting a claim against us or any director or officer or other employee that is governed by the internal affairs doctrine. This provision would not apply to claims brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Our Amended Certificate provides further that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors or officers.

Transfer Agent and Registrar

American Stock Transfer and Trust Company, LLC serves as the transfer agent and registrar for our common stock.

Listing

Our common stock is listed on The Nasdaq Global Market under the symbol “ETNB.”

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